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Manuel Garciadiaz
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

January 19, 2021

Re: Patria Investments Limited Amendment No. 2 to Registration Statement on Form F-1 Filed January 14, 2021 CIK No. 0001825570

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michelle Miller, Staff Accountant

David Irving, Staff Accountant

Julia Griffith, Staff Attorney

Susan Block, Attorney-Advisor

Ladies and Gentlemen:

On behalf of our client, Patria Investments Limited (the “Company”), this letter sets forth the Company’s response to the comment provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated January 15, 2021 (the “Comment Letter”). On December 30, 2020, the Company publicly filed a registration statement on Form F-1 (the “Registration Statement”) and on January 14, 2021, the Company filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”), relating to a proposed initial public offering (“IPO”) of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”). The Company has further revised the Registration Statement and Amendment No. 2 in response to the Staff’s comment and is submitting concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comment) correspond to pages and captions in Amendment No. 3. We are also sending, under separate cover, a marked copy of Amendment No. 3 showing changes from Amendment No. 2.

January 19, 2021

Registration on Form F-1—Amendment No. 2

Dilution, page 95

1.	Please update your dilution metrics to include the impact of the $25 million in dividends paid to your shareholders on December 2020. Refer to Item 506 of Regulation S-K.

Response:

We respectfully acknowledge the Staff’s comment and the Company has revised the disclosures on pages 95 and 96 of Amendment No. 3 in response to the above comment.

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Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Elliot M. de Carvalho at 212-450-6069 or elliot.decarvalho@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Alexandre Teixeira de Assumpção Saigh, Chief Executive Officer, Patria Investments Limited

Marco Nicola D’Ippolito, Chief Financial Officer, Patria Investments Limited